

specialty
INSURANCE COMPANY

Kevin WIlson
CEO at KW Specialty Insurance Company
Westlake Village, California, United States · **Contact info**

1 connection

 KW Specialty Insurance Company

 Arizona State University - W. P. Carey School of Business

Experience


CEO
KW Specialty Insurance Company
Jun 2016 – Present · 5 yrs 7 mos


President
KRAMER-WILSON COMANY, INC
Jan 2008 – Present · 14 yrs
Encino, California


President
Century-National Insurance Company
Jan 2008 – Jun 2016 · 8 yrs 6 mos
California, United States

Property Casualty Insurer in western states writing homeowners, dwelling fire, renters, personal auto, commercial auto.

Education


Arizona State University - W. P. Carey School of Business
Bachelor's degree, Accounting and Finance


University of Southern California
Masters Business